2-28-02

02016413

1041505

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February 2002

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A.
(Translation of Registrant's name into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ____________________.

Multicanal
www.multicanal.com.ar

Buenos Aires, February 28, 2002

Buenos Aires Stock Exchange

Present

Ref: Multicanal S.A. (the "Company") Series J Floating Rate Notes due 2003 (the "Series J Notes")

Dear Sirs:

As stated by the Company on February 1, 2002 and given that the Argentine economic crisis has deepened, further deteriorating the financial condition of companies operating in Argentina, including companies such as Multicanal, whose revenues are expressed in local currency, the Company has deferred interest payments on its Series J Notes with the purpose of devoting its resources and revenues to ensure the continuity of its operations.

The Company expects to submit proposals to the holders of its Notes, including holders of its Series J Notes, with respect to alternative means of discharging the deferred payments, taking into account its financial projections, its other financial commitments and the limitations imposed by an economy with a high level of volatility. The Company intends to designate a financial advisor for this purpose.

The Company will keep the stock exchange apprised of any significant developments relating to this matter.

Best regards,

Multicanal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MULTICANAL S.A.

By: ______________________
Adrián Mészaros
Chief Financial Officer

Buenos Aires, Argentina

Dated: March 01, 2002